Portions of this exhibit have been redacted because the information is both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed.

REYNOLDS FUNDS, INC.
SECOND AMENDMENT TO
THE FUND ACCOUNTING SERVICING AGREEMENT

THIS SECOND AMENDMENT, effective as of the 1st day of July 2020, to the Fund Accounting Servicing Agreement, dated as of October 1, 2009, (the "Agreement"), is entered by and between Reynolds Funds, Inc., a Maryland corporation (the "Corporation") and U.S. Bancorp Fund Services, LLC., a Wisconsin limited liability company ("USBFS").

RECITALS

WHEREAS, the parties have entered into a Fund Accounting Servicing Agreement; and

WHEREAS, the Fund and USBFS desire to amend the fees schedule, Exhibit B, and the Early Termination section of the Agreement; and

WHEREAS, Section 14 of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

1.Section 14, Term of Agreement; Amendment, shall be superseded and replaced with the following:

14.    Term of Agreement; Amendment; Early Termination

(a) This Agreement may be terminated without penalty by either party at any time effective on or after May 1, 2023, upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Company, and authorized or approved by the Board of Directors.

(b) Notwithstanding any other provision of this Agreement to the contrary, this Agreement may be terminated at any time: (i) by either party without penalty upon the breach by the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party; or (ii) by the Company in the event that in the good faith opinion of the Company (A) USBFS or U.S. Bank National Association (the “Custodian”) is negligent or continually deficient in the performance of its duties under the Fund Accounting Servicing Agreement between the parties, dated as of October 1, 2009 and as amended to date; (2) the Transfer Agent Servicing Agreement between the parties, dated as of November 6, 2008 and as amended to date; (3) the Fund Administration Servicing Agreement between the parties, dated as of October 1, 2009 and as amended to date; or (4) the Custody Agreement between the Company and the Custodian, dated as of November 6, 2008 and as amended to date; or (B) in providing any such services USBFS or the Custodian is responsible for a Material Error. “Material Error” is defined for this purpose as any error or series of errors that shall cause a loss of at least $50,000 to the Fund. In the event of a termination by the Company of this Agreement pursuant to this Section 14(b)(ii), the Trust agrees to pay the following fees (the “Conversion Fees”):

•Reimbursement for all reasonable costs associated with converting services to a successor service provider (not to exceed an amount equal to three months’ service fees); and
•Reimbursement for all reasonable costs associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider.

(c) In the event the Company elects to terminate this Agreement prior to May 1, 2023 for any reason other than pursuant to Section 14(b)(i) of this Agreement or the Liquidation of the Company, the Company agrees to pay the Conversion Fees, and, in addition to Conversion Fees, the Company agrees to pay a one-time cash payment equal to the product of the then current monthly fee rate being paid under the Agreement as of the termination date multiplied by the number of months remaining until May 1, 2023.

2.Effective May 1, 2020, Exhibit B is hereby superseded and replaced with Exhibit B attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

REYNOLDS FUNDS, INC.	U.S. BANCORP FUND SERVICES, LLC

By: /s/ Frederick L. Reynolds	By: /s/ Jeanine M. Bajczyk

Name: Frederick L. Reynolds	Name: Jeanine M. Bajczyk

Title: President	Title: Senior Vice President

Exhibit B to the Fund Accounting Servicing Agreement

Fund Accounting Services Fee Schedule
Effective 05/01/2020

Fund Accounting Services Fee Schedule
Annual Fund Accounting Fee Based Upon Average Net Assets per Fund
Base fee of $__ on the first $__
__ basis points on the next $__
__ basis points on the next $__
__ basis point on the balance

▪Additional fee of $__ for each additional class and/or for a Controlled Foreign Corporation (CFC), or sub-advisor

All schedules subject to change depending upon the use of unique security types requiring special pricing or accounting arrangements.

Chief Compliance Officer Support Fee
▪$__ per year per fund complex

Data Services

Pricing Services

▪$__ – Domestic Equities, Options, ADRs, Foreign Equities, Futures, Forwards, Currency Rates, Mutual Funds, ETFs, Total Return Swaps
▪$__ – Domestic Corporates, Domestic Convertibles, Domestic Governments, Domestic Agencies, Mortgage Backed, Municipal Bonds
▪$__ – CMOs, Money Market Instruments, Foreign Corporates, Foreign Convertibles, Foreign Governments, Foreign Agencies, Asset Backed, High Yield
▪$__ – Interest Rate Swaps, Foreign Currency Swaps
▪$__ – Bank Loans
▪$__ – Swaptions
▪$__ – Intraday money market funds pricing, up to 3 times per day
▪$__ – Credit Default Swaps
▪$__ per Month Manual Security Pricing (>25per day)

NOTE: Prices above are based on using U.S. Bank primary pricing service which may vary by security type and are subject to change. Use of alternative and/or additional sources may result in additional fees. Pricing vendors may designate certain securities as hard to value or as a non-standard security type, such as CLOs and CDOs, which may result in additional fees.

Corporate Action and Factor Services (security paydown)

▪$__ per Foreign Equity Security per Month
▪$__ per Domestic Equity Security per Month
▪$__ per CMOs, Asset Backed, Mortgage Backed Security per Month

Miscellaneous Expenses
All other miscellaneous fees and expenses, including but not limited to the following, will be separately billed as incurred:
Fair Value Services, SWIFT processing and customized reporting.

Additional Services
Additional services not included above shall be mutually agreed upon at the time of the service being added for other services and unique fund structures such as Master/ Feeder funds.

In addition to the fees described above, additional fees may be charged to the extent that changes to applicable laws, rules or regulations require additional work or expenses related to services provided (e.g., compliance with new liquidity risk management and reporting requirements).

Fees are calculated pro rata and billed monthly.
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